Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Peter M. Fass
February 13, 2012	Member of the Firm
d 212.969.3445
VIA EDGAR	f 212.969.2900
pfass@proskauer.com
www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Duc Dang

Re:	Lightstone Value Plus Real Estate Investment Trust II, Inc.
Registration Statement on Form S-11
Filed November 4, 2011
File No. 333-177753

Dear Mr. Dang:

This firm represents Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”) in connection with its registration under the Securities Act of 1933. We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 25, 2011 (the “Comment Letter”) with respect to the Registration Statement on Form S-11 filed by the Company with the Commission on November 4, 2011 (File No. 333-177753).

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the response.

General

1.    Please revise to incorporate by reference your most recent quarterly report.

We have revised the disclosure to incorporate by reference the Company’s most recent quarterly report. (p. 207)

Compensation Table, page 67

Status of Fees Paid and Deferred, page 77

February 13, 2012

2.    Please revise the table of fees paid and deferred to reflect the payment of property management fees or advise.

The reason the table shows no payments of property management fees through September 30, 2011 is that through such date the Company only paid fees for property management services to unaffiliated third-party property managers.

Estimated Use of Proceeds of the Initial Public Offering and This Follow-On Offering, page 78

3.    You indicate that you are carrying forward $225 million of unsold securities and that the effectiveness of your registration statement will terminate your IPO. As such, it is unclear why you have based your use of proceeds fee disclosures on the maximum IPO of $510 million shares. Please revise here and in your Prospectus Summary on page 9 to clarify.

We have revised the disclosure on pages 9 and 78 in response to your comments, and have made further conforming changes throughout the prospectus.

Distribution Reinvestment and Share Repurchase Programs, page 199

Share Repurchase Program, page 201

4.    Please revise to clarify how you determined that your redemptions were funded from the reinvestment plan and operating funds considering your cash flow from operations for the six months ended June 30, 2011 was negative.

We note your comment, but the Company’s net cash provided by operating activities for the nine months ended September 30, 2011 was positive, at approximately $1,095,000. For the same time period, the Company received requests to redeem 41,453 shares, 100% of which the Company redeemed, at an average price per share of $9.00, for a total redemption price of approximately $373,000. Because the cash flow from operations substantially exceeded the value of redemptions for such period, no revision to clarify the disclosure is deemed necessary.

Appendix A

Prior Performance Tables for Program Properties, page A-1

Table I, page A-3

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February 13, 2012

5.    Please note that the purpose of this table is to illustrate the sponsor’s track record in raising and applying offering proceeds. As such, please tell us how you determined it appropriate to include the private placement of specific units to the sponsor and its affiliates in this table.

In Lightstone I’s initial public offering, all dealer manager fees, selling commissions and organization and offering expenses were paid for with the proceeds of Lightstone I’s sale to Lightstone SLP, LLC, which is controlled by Lightstone I’s sponsor, of special general partner interests in Lightstone I’s operating partnership. The sponsor’s payment, through its subsidiary, of such fees and expenses was an integral part of Lightstone I’s initial public offering, and was disclosed throughout Lightstone I’s prospectus. In Table III of the Company’s prospectus, the line item “Dollar amount raised from sponsor and affiliates” has always been shown separately from the line item “Dollar amount raised from investors.” The Company believes that including these two separate line items enhances the disclosure to investors by highlighting an important aspect of Lightstone I’s initial public offering.

6.    Your inclusion of “proceeds from mortgage financings” in this table does not appear to contribute to the illustration of how offering proceeds were applied. The use of mortgage financings is already accounted for in the “percent leveraged” line item. Please revise this table so that the percentages reflect the application of the amount available for investment. If there is a difference between the amount available for investment and the total cost of acquisitions, please discuss how the monetary difference was utilized by Lightstone I.

We have revised the table, including the related discussion, in response to your comment (p A-3).

Table III, page A-5

7.	You have disclosed that cash distributions to investors were fully sourced from operations for 2008 and 2009. Please tell us how you have determined the sources of Lightstone I’s distributions based on their consolidated statements of cash flows. Also, the cash generated from operations of $204.3 million for 2010 does not appear consistent with the disclosure in Lightstone I’s annual report. Please advise.

We have revised the table to show that cash distributions to investors in Lightstone I in 2008 and 2009 were sourced exclusively (in 2008) and primarily (in 2009) from “other,” rather than from operating cash flow. In addition, we have revised the table to show that the cash generated from operations for Lightstone I in 2010 was $6,816,064. (p. A-5)

Notwithstanding the Commission’s comments, in the event the Company requests acceleration of the effective date of the pending registration statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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February 13, 2012

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers provided to the Staff along with the amended registration statement are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the number listed above.

Regards,

/s/ Peter M. Fass

Peter M. Fass

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